SCHEDULE 13 D/A
TYPE:  SC 13D/A
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            828) 255-4832

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              April 21, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
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NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                                    0
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER             1942580
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                           0
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER         1942580
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1942580
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     19.6%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                               0
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER              1711854
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                         0
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER         1711854
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1711854
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  17.3%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================




ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D/A is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

No change except for addition of the following:

On April 3, 2003 the 13D filing of Deep Discount Advisors, Inc. included the following statement:

"On March 31, 2003 Ron Olin was contacted by a representative of the Fund who invited him to discuss with the Board his letter and views concerning the management and operation of the Fund. Ron Olin agreed, subject to written assurances by the Fund that they would not use statements and views expressed by him in the meeting as the basis for litigation against him. He also offered to sign similar agreements not to sue the Fund or its representatives. The Fund declined to meet with him if such assurances were required and no such meeting occurred."

On April 7, 2003 the Fund contacted Ron Olin objecting to the above characterization regarding the Fund's refusal to sign an indemnification agreement prior to speaking with him. The Fund's characterization is that the release and indemnification was too "broad" and that Fund counsel felt is was "unreasonable and thus not appropriate for the Fund to sign." The Fund offered to negotiate an arrangement under which Ron Olin could speak to the Fund.

Ron Olin has determined that his request that the Fund do an immediate tender offer for all shares at NAV is concise and unambiguous enough that further discussion on the matter is not necessary. Furthermore, he has determined that it would not be appropriate to enter into any private or secret negotiations with the Fund with might result in any agreements concerning the voting or disposition of shares of the Fund which he controls. Such discussions might create the appearance of being unfair to other shareholders not involved directly in such communications.

Earlier, Ron Olin had sent a letter to other shareholders of the SMALLCap Fund asking them to contact the Fund and join him in demanding that the current Board immediately announce a tender offer for all shares at NAV.

On April 10, 2003 a proxy filing by Ralph W. Bradshaw indicated the Fund had had a Board meeting to discuss shareholder demands for Net Asset Value, that Bradshaw had "moved to have the Fund immediately announce a tender offer to all shareholders for full NAV", and that the current Board majority would not agree.

As a result, Ron Olin determined that his earlier decision of "not endorsing either proxy" in the current proxy contest was no longer in the best interests of all shareholders.

On April 14, 2003 Ron Olin composed a letter which is in the process of being sent to other shareholders of the Fund suggesting that they vote for Bradshaw's opposing Green Proxy as the best means of securing "An immediate tender offer for all shares at NAV."

It remains the case that the reporting person is not a Party to any contract, arrangement or understanding with any person with respect to any securities of the issuer.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 3,654,434 shares of Common Stock, which constitute approximately 36.9% of the outstanding shares of Common Stock.

      (b) Power to vote and to dispose of the securities resides with the Advisors and their clients.

      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:



 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------
2/24/03                       9100                        7.5513
2/25/03                       9000                        7.6133
2/26/03                      30400                        7.8546
2/27/03                       8000                        7.8331
2/28/03                      15400                        7.9488
3/03/03                      16300                        8.0209
3/04/03                      38000                        7.9942
3/05/03                       9400                        7.8191
3/07/03                       8600                        7.6547
3/10/03                      13300                        7.5614
3/11/03                       2400                        7.5163
3/12/03                       7100                        7.46
3/14/03                       4200                        7.6902
4/07/03                       6500                        7.99
4/11/03                       5100                        7.70
4/11/03                        600                        7.69
4/11/03                       6500                        7.70
4/15/03                       1200                        7.81
4/16/03                       1000                        7.81


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2003                        Deep Discount Advisors, Inc.


                                            By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President